Exhibit 99.1

2101 - 885 West Georgia Street Hovslagargatan 5 Vancouver, B.C. Canada V6C 3E8 SE-111 48 Stockholm, Sweden Tel: +1 604 689 78 42 Tel: +46 8 545 074 70 Fax: +1 604 689 42 50 Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining to release Third Quarter Results, Thursday, November 9, 2006

Telephone Conference to be held on November 9 at 11:00 AM Eastern Standard Time (EST), 17:00 Central European Time (CET), 08:00 AM Pacific Standard Time (PST)

November 6, 2006 – Lundin Mining Corporation ("Lundin Mining" or the "Company") (TSX symbol LUN, the Stockholm Stock Exchange (SSE) symbol LUMI and the American Stock Exchange (AMEX) symbol LMC) announces that the interim reports for Lundin Mining and EuroZinc Mining Corporation (“EuroZinc”) for the first 9 months and the third quarter of the financial year 2006 will be published prior to the opening of trading on November 9, 2006.

The Company will hold a telephone conference with an interactive presentation at 17:00 CET (11:00 AM EST, 08:00 AM PST) November 9, where Colin K. Benner, the new CEO of Lundin Mining, will host the call and discuss the recently completed merger between Lunding Mining and EuroZinc. Karl-Axel Waplan, COO, and Anders Haker, CFO, will be available to comment on Lundin Mining’s Third Quarter results and AJ Ali and João Carrêlo will be available to comment on EuroZinc’s Third Quarter results prior to the recently completed merger.

Please call in 5 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Call-in number for the conference call (North America): +1-718 354 1388

Call-in number for the conference call (Europe): +46-8-5352 6408

To take part of the interactive presentation, please log on using this direct link:

https://www.livemeeting.com/cc/premconfeurope/join?id=3943399&role=attend&pw=Lundin2

Or visit the website www.euvisioncast.com and login using the following:

Meeting ID: 3943399

Meeting Password: Lundin2

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com from 8:00 AM EST on the 9th of November.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until November 15, 2006.

Replay number in Europe is: +46-8-5876 9441and in North America: +1-718-354 1112

To access the recording, please enter access code: 3943399#

Lundin Mining is a fast growing producer of base metals and an active explorer for minerals. The company owns four operating mines, two in Sweden, Zinkgruvan and Storliden, the Neves-Corvo copper and zinc mine in Portugal and the Galmoy mine in Ireland. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its operational head office in Stockholm, Sweden. Lundin Mining’s shares are listed on the Toronto Stock Exchange and AMEX and its SDRs are listed on the Stockholm Stock Exchange.

For further information, please contact:

Ron Ewing, Vice President Investor Relations: +1 604-681-1337 / Troy Winsor +1 888-225-9662

Catarina Ihre, Manager Investor Relations: +46 70 607 92 63

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